Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

January 31, 2014

(Expressed in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

(unaudited)

	January 31	October 31
	2014	2013

ASSETS
Current assets
Cash and cash equivalents (note 5)	$13,685	$22,374
Trade and other receivables	7,508	7,059
Inventories	30,085	28,994
Prepaid expenses	3,707	2,596
Total current assets	54,985	61,023
Non-current assets
Property, equipment and leasehold improvements	10,877	10,545
Intangible assets	13,776	12,872
Goodwill	9,229	8,820
Total non-current assets	33,882	32,237
TOTAL ASSETS	$88,867	$93,260

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$42,358	$43,390
Provisions	2,239	1,911
Income taxes payable	530	446
Finance lease obligations	811	1,010
Loans	2,332	4,030
Other current liabilities	317	284
Total current liabilities	48,587	51,071
Non-current liabilities
Other long-term liabilities	185	228
Finance lease obligations	1,121	1,104
Loans	3,630	2,431
Deferred tax liabilities	2,851	2,590
Total non-current liabilities	7,787	6,353
Total liabilities	56,374	57,424

Shareholders’ equity
Share capital (note 6)	64,548	63,913
Share-based payments reserve	3,725	3,587
Accumulated other comprehensive income	1,286	1,160
Deficit	(37,066)	(32,824)
Total shareholders’ equity	32,493	35,836
TOTAL LIABILITIES AND EQUITY	$88,867	$93,260

Subsequent event (note 10)

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

“Roger Hardy”	“Jeffrey Mason”
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

(unaudited)

For the three months ended January 31	2014	2013

Sales	$52,105	$54,898
Cost of sales	29,553	32,163
Gross profit	22,552	22,735

Fulfillment	4,527	5,311
Selling and marketing	16,614	14,671
General and administration	6,157	5,449
Results from operating activities	(4,746)	(2,696)

Financing costs (income)	(511)	424

Loss before income taxes	(4,235)	(3,120)

Income tax expense (recovery) - current	(115)	217
Income tax expense - deferred	122	38
Net income tax expense	7	255

Net loss for the period	(4,242)	(3,375)

Other comprehensive income (loss)
Foreign currency translation differences	126	774
Comprehensive loss for the period	$(4,116)	$(2,601)

Basic and diluted loss per share (note 8)	$(0.13)	$(0.12)

Weighted average number of common shares outstanding - basic and diluted (note 8)	32,755,397	28,616,460

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

(unaudited)

	Number of common shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance at October 31, 2012	28,615,746	$42,501	$3,395	$(137)	$(16,880)	$28,879
Net loss	—	—	—	—	(3,375)	(3,375)
Other comprehensive loss on foreign currency translation	—	—	—	774	—	774
Share based payments expense	—	—	52	—	—	52
Issue of shares on exercise of share options	55,007	116	—	—	—	116
Reclassification of grant date fair value on exercise of share options	—	60	(60)	—	—	—
Balance at January 31, 2013	28,670,753	$42,677	$3,387	$637	$(20,255)	$26,446

Balance at October 31, 2013	32,679,189	$63,913	$3,587	$1,160	$(32,824)	$35,836
Net loss	—	—	—	—	(4,242)	(4,242)
Other comprehensive loss on foreign currency translation	—	—	—	126	—	126
Share based payments expense	—	—	304	—	—	304
Issue of shares on exercise of share options	123,145	469	—	—	—	469
Reclassification of grant date fair value on exercise of share options	—	166	(166)	—	—	—
Balance at January 31, 2014	32,802,334	$64,548	$3,725	$1,286	$(37,066)	$32,493

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

(unaudited)

For the three months ended January 31	2014	2013

Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(4,242)	$(3,375)
Adjustments for:
Depreciation and amortization	1,140	879
Share-based payments expense	304	52
Deferred income tax expense	122	38
Amortization of lease inducement	(43)	(24)
Amortization of deferred financing costs	3	21
Interest expense, net	106	126
Changes in non-cash operating working capital	(3,042)	(334)
Income tax paid	(54)	(61)
Net cash used in operating activities	(5,706)	(2,678)

Financing activities
Proceeds from share options exercised	469	116
Decrease in finance lease obligation	(261)	(75)
Decrease in loans	(1,616)	(914)
Increase in loans	1,095	—
Interest received	4	7
Interest paid	(110)	(133)
Net cash used in financing activities	(419)	(999)

Investing activities
Acquisition of property, equipment and leasehold improvements, net	(812)	(438)
Acquisition of intangible assets, net	(933)	(682)
Net cash used in investing activities	(1,745)	(1,120)

Effect of exchange rate changes on cash and cash equivalents	(819)	272

Decrease in cash and cash equivalents	(8,689)	(4,525)
Cash and cash equivalents, beginning of period	22,374	19,153
Cash and cash equivalents, end of period	$13,685	$14,628

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global internet retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites and retail stores.  Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7.  The registered and records office is located at 669 Howe Street, Suite 650, Vancouver, B.C., Canada, V6C 0B4.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed consolidated interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of Coastal since the end of the last annual reporting period.  This financial report should be read in conjunction with the audited consolidated financial statements of Coastal for the year ended October 31, 2013.

The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in Coastal’s audited consolidated financial statements for the year ended October 31, 2013 except as disclosed in note 3.

These condensed consolidated interim financial statements were approved by the Board of Directors and authorized for issue on March 14, 2014.

3. NEW AND REVISED ACCOUNTING STANDARDS

The following new and revised standards and amendments have an effective date of January 1, 2013, and accordingly have been adopted by Coastal effective November 1, 2013.  The adoption of these standards and amendments has had no significant impact on Coastal’s condensed interim consolidated financial statements.

a)        Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met.  Income tax on items of other comprehensive income is required to be allocated on the same basis.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

3. NEW AND REVISED ACCOUNTING STANDARDS (Continued)

b)        Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees.  The IASB revisited the definition of “control,” which is a criterion for consolidation accounting.

c)         Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards.  IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 17, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, such as an exit price.

4. FUTURE ACCOUNTING STANDARDS

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised standard which is not yet effective during the year ended October 31, 2014:

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2018 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2018 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	January 31	October 31
	2014	2013
Cash	$13,532	$22,222
Restricted cash	153	152
Cash and cash equivalents	$13,685	$22,374

6. SHARE CAPITAL

Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan is 12.5% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The options have terms ranging from one to five years and generally vest over periods of up to 36 months.  The Option Plan is administered by Coastal’s Compensation Committee.

Share purchase option activity for the three months ended January 31, 2014:

	Number of options	Exercise price $
Outstanding at October 31, 2013	2,377,917	4.41
Granted	735,000	8.22
Exercised	(123,145)	3.80
Cancelled/Forfeited	(8,583)	5.68
Outstanding at January 31, 2014	2,981,189	5.37

The following table summarizes information about Coastal’s share purchase options outstanding as at January 31, 2014:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
1.60 - 1.99	150,000	0.26	1.60	150,000	1.60
2.00 - 2.29	15,000	0.56	2.16	15,000	2.16
2.30 - 3.25	735,000	1.53	3.04	735,000	3.04
3.26 - 8.23	2,081,189	4.20	6.49	485,222	5.45
	2,981,189	3.32	5.37	1,385,222	3.72

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

6. SHARE CAPITAL (Continued)

The weighted average fair value of options granted during the three month period ended January 31, 2014 was $2.87 (January 31, 2013 — $1.86) per option based on the Black-Scholes option pricing model using the following assumptions:

	2014	2013
Dividend yield	0%	0%
Expected volatility	43.4%	43.2%
Risk free interest rate	1.35%	1.34%
Expected lives	3.9 years	3.7 years

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate.  The expected life of share options granted represents the period of time that share options granted are expected to be outstanding.  Expected volatilities are based on historical volatility of the Company’s shares listed on the stock exchange.

7. EXPENSES BY NATURE

For the three months ended January 31	2014	2013
Changes in inventories of finished goods and raw materials	$25,002	$26,990
Employee expenses	11,747	10,762
Depreciation and amortization	1,140	879
Advertising	9,121	9,464
Other expenses	9,841	9,499
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$56,851	$57,594

For the three months ended January 31	2014	2013
Wages and salaries	$10,500	$9,794
Share-based payments expense	304	52
Other benefits	943	916
Total employee expenses	$11,747	$10,762

8. EARNINGS PER SHARE

For the three months ended January 31	2014	2013
Weighted average number of common shares - outstanding	32,755,397	28,616,460
Dilutive share purchase options	—	—
Weighted average number of common shares - dilutive	32,755,397	28,616,460

Diluted loss per share is calculated by adjusting the weighted average number of ordinary common shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares.  There were no adjustments included in the calculation as all options convertible during the three month period ended January 31, 2014 were anti-dilutive.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

9. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

By Region	North America (1), (2)	Europe (3)	Asia Pacific	Total

Three months ended January 31, 2014
Glasses	$12,378	$1,907	$497	$14,782
Contact Lenses	15,493	17,005	4,825	37,323
Total	$27,871	$18,912	$5,322	$52,105
Three months ended January 31, 2013
Glasses	$11,299	$1,528	$1,047	$13,874
Contact Lenses	15,570	18,885	6,569	41,024
Total	$26,869	$20,413	$7,616	$54,898

Non-current assets
As at January 31, 2014	$13,797	$18,076	$2,009	$33,882
As at October 31, 2013	$13,201	$17,501	$1,535	$32,237

(1) Total sales in Canada were $18,741 for the three months ended January 31, 2014 (January 31, 2013 — $18,112).

(2) Total sales in USA were $9,130 for the three months ended January 31, 2014 (January 31, 2013 — $8,757).

(3) Total sales in Sweden were $8,861 for the three months ended January 31, 2014 (January 31, 2013 — $8,989).

By Product	Contact Lenses	Glasses	Total

Three months ended January 31, 2014
Sales	$37,323	$14,782	$52,105
Gross Profit	14,993	7,559	22,552
Gross Profit %	40%	51%	43%

Three months ended January 31, 2013
Sales	$41,024	$13,874	$54,898
Gross Profit	16,344	6,391	22,735
Gross Profit %	40%	46%	41%

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three months ended January 31, 2014 and 2013

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

10.  SUBSEQUENT EVENT

On February 27, 2014, Coastal entered into an Acquisition Agreement with Essilor International SA (“Essilor”) under which Essilor will acquire all of the issued and outstanding common shares of Coastal by way of a statutory plan of arrangement.  Pursuant to the arrangement, each share of Coastal will be exchanged for cash consideration of $12.45. The arrangement is subject to customary closing conditions, including approval by shareholders, court approval and regulatory approval.